Exhibit 1.01

ZOOM TELEPHONICS, INC. CONFLICT MINERALS REPORT FOR YEAR ENDED 12/31/20

Introduction

Rule 13p-1 was adopted by the U.S. Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registrants whose products contain Conflict Minerals necessary to the functionality or production of their products. Conflict Minerals as defined by Rule 13p-1 as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tungsten, and tantalum (collectively, “3TG”), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or an adjoining country.

If a registrant has reason to believe that any 3TGs in their supply chain may have originated in the DRC or an adjoining country, or if they are unable to determine the country of origin of the 3TGs in their products, or that their products are manufactured entirely from recycled and scrap sources, then the issuer must exercise due diligence on the source and chain of custody of the 3TGs. The registrant must annually submit a Form SD and Conflict Minerals Report to the SEC that includes a description of those due diligence measures. Zoom Telephonics, Inc., doing business as Minim (“Minim”) has determined that 3TGs are necessary to the functionality or production of some of its products during the 2020 calendar year and therefore, is required to perform due diligence and file this report annually. This report is Minim’s Conflict Minerals Report for the reporting calendar year ended December 31, 2020.

Product Description

Minim delivers innovative Internet access products that reliably and securely connect homes and offices around the world.  Minim designs and manufactures products including cable modems, cable modem/routers, mobile broadband modems, wireless routers, Multimedia over Coax (“MoCA”) adapters and mesh home networking devices.

Conflict Minerals Due Diligence Program

Minim reviewed its product line and identified all products for which Minim has or had some control on the manufacturing process or specification of parts.

For those identified products, Minim contacted each supplier and asked that each supplier certify in writing that the supplier does not knowingly procure any 3TGs from the DRC or an adjoining country.

The Conflict Mineral Reporting Template produced by the Electronic Industry’s Citizenship Coalition was used as a guide in obtaining the information from our direct suppliers.

Conflict Minerals Due Diligence Results

Minim received responses from all of the suppliers it contacted. All of the suppliers confirmed in writing that they do not use metals sourced from the conflict areas of the DRC and that they do have policies in place to prevent sourcing from conflict areas.

As discussed above, Minim’s due diligence included all products for which Minim has or had some control on the manufacturing process or specification of parts.

To the best of our knowledge as detailed above, none of these products contains any 3TGs from the DRC or an adjoining country.

Minim hereby certifies that we have surveyed our supply chain regarding source and procurement of 3TGs, and based on current information provided by our suppliers, Minim confirms that none of the aforementioned minerals utilized by our supply chain and contained in our products is derived from or sourced from mines in the conflict areas of the DRC; and that therefore our products are “DRC Conflict-Free”.